Mail Stop 4561
January 4, 2006


George Lichter
Chief Executive Officer
InfoSearch Media, Inc.
4086 Del Rey Avenue
Marina Del Rey, CA 90292

Re:	InfoSearch Media, Inc.
      Registration Statement on Form SB-2
      Filed December 7, 2005
      File No. 333-126654

Dear Mr. Lichter:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. You should not include such graphics and pictorial representations in any preliminary prospectus distributed to prospective investors prior to our review.

2. We note your use of the term "Company" throughout the
prospectus.
Since this term is vague and abstract, please revise to use your actual company name or a shortened version of it throughout your document.
3. We note a press release was published on November 14, 2005 and remains posted on your company website. Your CEO, George Lichter, is quoted in the press release as saying "[w]e are pleased to have managed InfoSearch to its first profitable quarter and believe that the changes we have been making to the business model will lay a stronger foundation for future growth." Mr. Lichter also states that
"InfoSearch is better positioned and expects benefit from the secular
market increase towards online marketing and advertising." Please provide a detailed analysis regarding whether Mr. Lichter`s statements in this interview have the effect of conditioning the market for your offering. If so, it appears that Mr. Lichter`s statements may constitute an offering of your securities by means other than a Section 10 prospectus. Please tell us how you intend to address the publication of Mr. Lichter`s remarks.
4. Please provide independent third-party support for comparative factual assertions in your disclosure. Clearly mark the location of the information you believe is supportive of the statement referenced. We note, for example, but without limitation that you state:
* "We believe that some users may conclude that paid search
results
are not subject to the same relevancy requirements as non-paid search
results, and will view paid search results less favorably." (page
1)
* "High quality content builds trust and gives people a reason to repeatedly visit a specific site." (page 16)
* "Good quality content about the topic people are searching for generally yields significantly higher rankings among the major search engines." (page 16)
* "As the excitement surrounding Google`s continued growth indicates, internet search (`Search`) and online advertising are experiencing significant growth." (page 22)
* "We are positioned to offer this market a higher level of customer service and personalized attention than larger online advertising services." (page 25)
5. We note your use of the term "leading" throughout the document. For instance, on page 1, 16 and 21 you note that you are a "developer of leading-edge content-based solutions." The term "leading" is vague and abstract. Please revise to clarify the measure you are using to determine your leadership position. Also, provide us with current industry data that supports these assertions. In providing support, clearly mark the location of the information you believe is supportive of the statement referenced.
6. Please clearly explain your business with the goals of plain English in mind. The use of industry jargon and technical terms may not be clear to someone who is not familiar with your business or your industry. We note the following examples:
* leading-edge content-based solutions
* organic search marketing initiatives
* information appropriate environment
* upsell opportunity
* spiders
* third party co-location providers
* search engine based algorithms
* double-qualified leads
* doorway pages
* link farms
Please revise your prospectus to eliminate or substantially limit your use of industry jargon and technical terms. Instead, describe your business in clear, plain language.
7. Please provide us relevant portions of the U.S. Bancorp Piper Jaffray and Jupiter Research studies that you cite in the disclosure.
8. We note on page 1 that you state "while we believe that the statistical data, industry data and forecasts and market research are reliable, we have not independently verified the data, and we do not make any representation as to the accuracy of the information." Please note that you are responsible for all disclosures made in the registration statement. As a result, please revise to strike the language that you do not make any representation as to the accuracy of the statistical data, industry data and forecasts and market research.

9. On page 19, you state that "the operating lease for the offices has future minimum lease payments of $40,500 in 2005 and $108,000 in
2006." Please revise your prospectus to include a description regarding the general character and location of all materially important properties that you lease. The discussion should include the principal terms of the lease. Refer to Item 102 of Regulation S-
B.

Facing Page
10. We note that your securities will be sold on a continuous basis.
As a result, please add a Rule 415 box to the facing page of your registration statement noting that the securities being registered on your Form SB-2 are being offered on a continuous basis. Refer to the
Division of Corporation Finance Manual of Publicly Available Telephone Interpretations, Securities Act Rule 415, paragraph 36.

Prospectus Cover Page
11. Please avoid the use of defined terms on the cover page. The meaning of terms like Common Stock, Private Placement Transaction, and Warrants, as well as the terms you have defined in the first paragraph, should be clear from their context.

Risk Factors, page 3

12. We refer to the introductory paragraph on page 3, where you indicate that you may face other risks or uncertainties currently unknown to you or that you currently deem to be immaterial which may adversely affect your business. You must disclose all risks that you believe are material at this time. Please delete language related to other risks or unknown risks from your disclosure.
13. Please revise to either underline or italicize your risk factor subheadings so that the subheadings are easily distinguished from the risk factor narratives.
14. Mitigating statements are not appropriate in the risk factor discussion. Please revise your risk factors to remove all mitigating language. For example, but without limitation, we note under the subheading We may be unable to attract and retain key employees you state "[a]lthough we intend to issue stock options or other equity-based compensation to attract and retain employees."
15. We note that a number of your risk factors appear to be generic to all public companies. For instance, refer to the risk factor under the subheading This Prospectus contains forecasts, which may not be reliable and not indicative of our future performance. Please revise to ensure that each risk factor describes the specific risks to your company.

We may need additional funding to support our operations and capital expenditures, which may not be available to us and which lack of availability could adversely affect our business, page 3
16. Please revise to indicate that you have an accumulated deficit and to note the amount of that deficit

We may be unable to attract and retain key employees, page 4
17. You state that the "loss of any key employee, in particular our
Chief Executive Officer, George Lichter, could have an adverse effect
on our prospects."  Please revise this risk factor to identify all of
your key employees.
18. Please revise to clearly explain how the loss of George
Lichter
or other key executives would affect your company. For example, please elaborate on the risk posed by losing their knowledge and business contacts.
19. You state in the second paragraph that your senior management has
never managed a publicly traded company. Given that this fact is unrelated to the risk factor subheading, please add a separate risk factor to discuss this risk.
The loss of our senior management could harm our current and future
operations and prospects, page 4
20. In order to eliminate all repetitive disclosure, please revise to
consolidate this risk factor with the risk factor titled We may be unable to attract and retain key employees.
21. You state that you do not have employment agreements with certain
members of your senior management team. Please revise to identify the members who do not have employment agreements.
22. You state that your senior management controls approximately
27%
of the combined voting power of your capital stock and that their collective voting control is only partially related to their continued employment with you. Please revise to disclose how the collective voting control of your senior management is related to their continued employment with you. Also, please clarify how voting control presents a potential risk to your current and future operations and prospects.





We are dependent upon several of the major search engines to continue to provide us traffic that our merchant advertisers deem to be of value, and if they do not, it could have a material adverse effect on the value of our services, page 6
23. You state that you are "dependent upon several of the major Internet search engines namely Google, Yahoo!, MSN and AOL to provide us traffic that our merchant advertisers deem to be of value." Please revise your Business section to discuss how you are reliant on the listed search engines to provide you with traffic.

Our technical systems are vulnerable to interruption and damage that may be costly and time-consuming to resolve and may harm our business and reputation, page 8
24. Please advise us if you have experienced any interruptions to your systems.

Government regulations and legal uncertainties relating to the Internet and online commerce could negatively impact our Internet business, page 10
25. In order to eliminate all repetitive disclosure, please revise to consolidate this risk factor with the risk factor titled Government regulation of the Internet may adversely affect our business and operating results.

The Common Stock is controlled by insiders, page 12
26. Please revise the risk factor heading to note the risk posed by your common stock being controlled by insiders.
27. You state that former shareholders of TrafficLogic beneficially own approximately 38% of your outstanding shares of common stock and may be able to control matters requiring approval by your security holders. Please tell us the names of the former shareholders of TrafficLogic that beneficially own approximately 38% of your outstanding shares. Also, please advise us why you believe that these shareholders will act in conjunction with each other. If these persons constitute a "group," please provide appropriate disclosure under "Security Ownership of Certain Beneficial Owners and Management" on page 29. Refer to Instructions 6 and 7 to Item 403 of
Regulation S-B.

Market for Common Equity and Related Stockholder Matters, page 13
28. Please revise to disclose the range of high and low bid information for each quarter since January 5, 2005. Refer to Item 201(a)(1) of Regulation S-B.



Management`s Discussion and Analysis or Plan of Operation, page 14
29. Please revise to identify and discuss key performance indicators, including non-financial performance indicators, that management uses to manage and assess the business and that would be material to investors. Refer to SEC Release 33-8350.
30. Please disclose and tell us your accounting basis for capitalizing content development costs and tell us how you determined to amortize over a three-year period. You indicate that before January 1, 2005 you expensed these costs as incurred. Tell us what prompted the change and how you determined that this wasn`t a correction of an error. Please fully describe these costs in your response and cite all relevant accounting literature.

In addition, we note that there are some content development costs still being expensed as incurred. Please tell us what the differences are in the content being expensed and capitalized and why the accounting treatment is different.

Plan of Operation, page 16
31. On page 18, you state "that sales and marketing expenses consist of costs incurred to develop and implement marketing and sales programs for the Company`s programs, including ContentLogic and TrafficLogic." Please revise this section to describe the TrafficLogic program.
ContentLogic, page 16
32. Please provide support for your assertion that you provide your clients with "high-quality content."
33. You state that "[s]tudies show that trust is the most important factor people consider when making a purchase online." Please revise to identify the parties that conducted the studies and provide us with highlighted copies of any studies on which you rely.

Revenues, page 17
34. Please revise to separately quantify the increases in revenues attributed to each of the following:
* development of the ArticleInsider affiliate program;
* increased sales through the ContentLogic program; and
* growth of revenue from other marketing products.
With respect to other marketing products, please clarify whether the growth in revenue was the result of increased volume, increased price, or both. Provide similar detailed disclosure for the discussion of year-end results on page 19.

Cost of Revenues and Gross Profit, page 17
35. You state that the increase in the gross profit and the gross margin is attributed, in part, to lower overall costs incurred as the result of affiliate traffic. Please revise to describe in more detail how you lowered costs as a result of affiliate traffic. Also, please separately quantify the increase in gross profit and gross margin attributed to each cause you have cited. Provide similar detailed disclosure for the discussion of year-end results on page 19.
36. Please revise to disclose period-to-period changes in your cost of revenues, rather than just the accounting change.

Sales and Marketing, page 18
37. Please revise to provide further detail on how you streamlined your sales and marketing effort and to describe the adjustments you made to the compensation schedule.

Liquidity and Capital Resources, page 18
38. Please revise your discussion to describe the underlying drivers impacting the changes for all of the noted balance sheet balances. Simply identifying the percent or dollar changes does not provide a sufficient basis to analyze your liquidity and capital resources.
39. If material, disclose any known trends, events or uncertainties that have, or are reasonably likely to have, a material impact on your short-term or long-term liquidity. Refer to Item 303 of Regulation S-B.
40. We note that you have not yet generated sufficient revenues to cover the cost of operations. Please disclose how you have funded these activities to date and how you expect to fund them in the next
12 months.

Business, page 21
41. We note that you have a website at www.infosearchmedia.com.
Please disclose the address of your website in this section.



ArticleInsider, page 21
42. Please revise to note who creates the articles that are posted on the AtricleInsider.com.
43. On page 17, you state that "[a]ll traffic is screened utilizing the Company`s proprietary click-fraud prevention algorithm prior to sale and distribution to the clients." Please revise this section to discuss traffic screening. Disclose what the traffic is screened for and why it is being screened.

Opportunity, page 23
44. Please provide supplemental support for the statement that your click-through rates are above average and your price point is below average.

Future Market Trends, page 23
45. You state that "[i]ndustry  analysts  estimate  that  while
35%
of search inquiries are commercial in nature only 5% of searches are monetized." Please revise to identify the industry analysts and provide us with highlighted copies of any study or report upon which you rely.

Uniqueness of Service, page 24
46. Conversion Rates. Please provide us with copies of your internal research referenced at the top of page 25.
47. Solution for Dynamically Generated Sites. Please provide support for your statement that it is difficult for major search engines to find websites that include large amounts of dynamic content. Revise to clarify why the ArticleInsider content is more visible to those search engines than other websites. It is not clear why the algorithms of your competitors make it easier to locate the ArticleInsider content.
48. Major Engine Coverage. Please provide support for your statement that InfoSearch Media ranks highly with the major search engines. Also, please revise the disclosure to clarify what you mean by the "ability to rank highly."







Management, page 27
49. Please revise to disclose the dates of the business experience of your executive officers and directors for the previous five years. For instance, but without limitation, please disclose where Mr. Lazuka was employed from 2000 through 2002. Refer to Item 401(a)(4)
of Regulation S-B.
50. In your description of Frank Knuttel`s business experience, you state that he has worked for Internet Machines Corporation and Viking
Systems.  Please state the nature of these businesses.

Executive Compensation, page 30
51. Please update the table to reflect 2005 compensation amounts and to include Mr. Lichter and Mr. Knuettel.

Employment Agreements, page 31
52. Please revise to note the date that the employment agreements with Mr. Lichter, Mr. Lazuka and Mr. Knuettel were entered into and when those agreements expire.

2004 Stock Option Plan, page 32
53. Please revise to note the total number of shares that have been issued to date and the number of shares that remain available to be issued under your Option Plan.

Certain Relationships and Related Transactions, page 34
54. In the first paragraph, you state that "[a]s of December 31, 2004, the Company had a loan due from a stockholder totaling $25,000." Please revise to note the name of the stockholder. Also, please revise to disclose the date the transaction was entered into and the dates that interest payments are due.
55. In the second paragraph, you state that in "December 2004, the Company executed several promissory notes with an officer and a stockholder to settle outstanding balances owed to the Company." Please revise to note the name of the officer and stockholder.
56. In the second paragraph, you note that as of "December 31, 2004, the officer does not owe any money to the Company." Please revise to note the amount owed by the stockholder.


Selling Shareholders, page 35

57. Please identify all selling shareholders who are registered broker-dealers or affiliates of broker-dealers. Additionally, tell us if the broker-dealer received the securities as underwriting compensation. Please note that a registration statement registering the resale of shares being offered by broker-dealers must identify the broker-dealers as underwriters if the shares were not issued as underwriting compensation.
58. If any selling shareholders are affiliates of broker-dealers, please provide an analysis supporting your position that the resale of securities by affiliates of broker-dealers is not an indirect primary offering. Your analysis should address the following points:
* how long the selling shareholders have held the securities,
* the circumstances under which the selling shareholders received the securities,
* the selling shareholders` relationship to the issuer,
* the amount of securities involved,
* whether the sellers are in the business of underwriting securities, and
* whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.
Assuming the resale of securities by affiliates of broker-dealers is not an indirect primary offering, you must clearly state in your prospectus:
* the seller purchased in the ordinary course of business and
* at the time of the purchase of the securities to be resold the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.
59. Please disclose the natural persons controlling the investment decisions with respect to shares held by the Entities Affiliated with
Pequot Capital Management, Inc.; Nite Capital, LP; The Jay Goldman Master LP; Open Road Partners, L.P.; RHP Master Fund, Ltd.; and Crescent International Ltd. Refer to the Division of Corporation Finance Telephone Interpretation 4S (March 1999 Supplement).







Description of Securities, page 37
60. We refer to you to the second and last paragraphs of this section where you indicate that the description of your securities is a summary only and may be exclusive of certain information that may be important to an investor. You must disclose all information that you believe are material at this time. Please delete language related to other certain information that may be important and ensure that you have disclosed all material information in the prospectus.
61. Please revise to provide a description of your warrants.

Where you can find more information, page 39
62. Please revise to indicate that the public reference room is located in Room 1580, 100 F Street N.E., Washington, D.C. 20549. Also, omit the references to the Northeast Regional and the Midwest
Regional offices since those locations no longer maintain public reference rooms.

Financial Statements

Footnote 13.  Private Placement and Merger
63. Please tell us and revise to fully describe the reverse triangular merger that occurred on December 31, 2004. In your response tell us whose historical financial statements are being presented. Please cite the accounting literature used in determining your accounting treatment. We note that disclosure regarding the above transaction was included in your Form 8-K filed on February 11,
2005.

Item 26.  Recent Sales of Unregistered Securities, page 41
64. Please revise to describe the issuances of your options under the
2004 Option Plan. Include all of the applicable disclosure required by Item 701 of Regulation S-B.
65. Please revise to state the type and amount of consideration received in exchange for the warrant issued to your financial advisor in connection with the December 31, 2004 private placement. Refer to
Item 701(c) of Regulation S-B. Also, state the exercise price and the expiration date of the warrant.
66. Please revise the first three paragraphs on page 42 to disclose the type and amount of consideration received in exchange for shares of your common stock. Also, revise the first paragraph to state the exercise price and the expiration date of the warrants issued on January 24, 2005.

67. Please revise the last paragraph to state the number of warrants issued in the November 3, 2005 private placement and the number of shares of common stock underlying the warrants. Also disclose the expiration date of the warrants.
68. Refer to the last paragraph. Considering that you relied on the exemption provided by Regulation D, please tell us why you did not file a Form D in connection with this private offering. Refer to Rule 503 of Regulation D.

Item 28. Undertakings, page 44
69. Please update your undertakings in accordance with the amendments to Item 512 of Regulation S-B that became effective as of December 1,
2005.

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Jamie Webster, Accountant, at (202) 551-3446 or
Dan Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact David Roberts, Staff Attorney, at (202)
551-
3856 or the undersigned at (202) 551-3780 with any other questions.



      Sincerely,



      Karen J. Garnett
      Assistant Director



cc:	Christopher Dillon, Esq. (via facsimile)
George Lichter
InfoSearch  Media, Inc.
January 4, 2006
Page 1